UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 21, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on May 21, 2024, entitled "Notifiable trading".

Notifiable trading

Allocation of shares to certain primary insiders and their close associates in Equinor (OSE: EQNR, NYSE: EQNR) under Equinor’s share saving plan and long-term incentive programme.

Certain primary insiders, and their close associates, participating in Equinor’s share saving plan, have on 21 May 2024 been allocated shares.

Further, certain primary insiders participating in Equinor’s long term incentive programme, have on 21 May 2024 been allocated shares at a share price of NOK 302.08 per share in connection with the company’s long-term incentive programme. The long-term incentive programme is a fixed, monetary compensation calculated as a portion of the participant’s base salary, ranging from 20-25 per cent depending on the individual’s position. The net annual amount is invested in Equinor shares. The shares are subject to a three-year lock-in period.

Details on individual allocation of shares to the primary insiders and their close associates are set forth in the attached overview.

This information is subject to disclosure obligations pursuant to the EU Market Regulation, cf. section 3-1 in the Norwegian Securities Trading Act, and section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: May 21, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer